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                          September 17, 2021

       Julian Adams
       Chief Executive Officer
       Gamida Cell Ltd.
       5 Nahum Heftsadie Street
       Givaat Shaul, Jerusalem 91340 Israel

                                                        Re: Gamida Cell Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed September 13,
2021
                                                            File No. 333-259472

       Dear Dr. Adams:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Joshua Kaufman, Esq.